SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                        For the month of December 2007

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________






                       RYANAIR ANNOUNCES 5 NEW ROUTES AND

                 A 5th AIRCRAFT AT ITS BRUSSELS CHARLEROI BASE

Ryanair, Europe's largest low fares airline today (Tuesday, 11th December 2007) announced 5 new routes from Brussels Charleroi to Bergerac, Limoges, Perpignan, Porto and Zaragoza and a 5th Boeing 737-800 aircraft will be based in the Belgian capital from 5th March. Next summer (2008), Ryanair will operate 26 routes to / from Brussels Charleroi in 2008, carrying over 2.5m passengers who will sustain over 2,500 Belgian jobs in Wallonia.

BSCA's partnership with Ryanair continues to be a huge success, transforming Brussels Charleroi airport from an empty, loss making white elephant into a profitable, thriving, wealth generator. Ryanair welcomes the opening of BSCA's new terminal in January 2008 which will deliver more low fare routes and more visitors for the Walloon region. The continuing benefits of Ryanair's growth at BSCA for the airport and the Walloon region highlights the absurdity of the Commission's flawed and untenable 2003 state aid ruling at Charleroi. Ryanair is confident that this unlawful ruling will be overturned on appeal by the European Court of First Instance. This appeal will be heard in Feb 2008.

The European Commission continues to adopt a biased and discriminatory approach to State Aid cases by repeatedly ignoring Ryanair complaints about EUR billions of state aid provided to inefficient flag carriers while investigating spurious complaints by competitors, about free market deals at tiny regional airports which are perfectly lawful under the Commission's market investor principal.

Ryanair looks forward the European Commission being forced by the ECI to address the following flagrant breaches of state aid rules which it has ignored for the past two years:

   -State aid of EUR1bn to Air France in the form of reduced domestic airport charges
   -State aid of EUR100m to Lufthansa through its sole use of loss making T2 at
    Munich
   -State aid of over EUR500m to the loss making Olympic Airways in Greece -State aid of over EUR20m to Alitalia's subsidiary, Volare, through airport debt write-offs
   -State aid of over EUR1.7bn to Alitalia through recapitalisation and debt write-off

Announcing Ryanair's latest expansion in Brussels, CEO Michael O'Leary said:

        "Ryanair's 5 new routes at Brussels Charleroi are great news for Belgian tourism, Belgian business and Belgian consumers who will enjoy even more of Europe's guaranteed lowest fares to 26 destinations next year. We are delighted that BSCA continues to grow and prosper with Ryanair and welcome the opening of their new terminal which will enable the development of even more low fare routes for Belgian passengers / visitors.

        "The huge success of the BSCA's low cost agreement with Ryanair exposes the stupidity of the EU's unlawful decision at Charleroi. We look forward to the European Court of First Instance forcing the European Commission to end their discrimination by addressing the real and repeated breaches of state aid to flag carriers which they have ignored for the past two years.

        "To celebrate these 5 new routes from Brussels Charleroi, we are releasing 100,000 seats for travel between January and March for just EUR10 including taxes on www.ryanair.com. We advise passengers to book immediately as this offer will end midnight Thursday".

To accommodate these 5 new routes, Ryanair will stop flying from Brussels to London Stansted from 5th March 2008.


ENDS.                                 Tuesday, 11th December 2007

For further information:

Peter Sherrard Ryanair                Pauline McAlester Murray Consultants
Tel. +353-1-8121228                   Tel. +353-1-4980300




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  11 December 2007

                                    By:___/s/ James Callaghan____

                                    James Callaghan
                                    Company Secretary & Finance Director